UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SELLAS Life Sciences Group, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

81642T 100

(CUSIP number)

Daniel Tafur

Equilibria Capital Management Limited

One Bermudiana Road

Hamilton, Bermuda HM08

(Name, address and telephone number of person authorized to receive notices and communications)

September 24, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 2 of 12

(1)	Names of reporting persons Equilibria Capital Management Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 257,385
	(8)	Shared voting power 385,872 (See Item 5)
	(9)	Sole dispositive power 257,385
	(10)	Shared dispositive power 385,872 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 643,257 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.2% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)

Calculated based upon (a) 19,572,568 shares of Common Stock issued and outstanding as of August 10, 2018, as represented in the Company’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2018, and (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 3 of 12

(1)	Names of reporting persons EQC Private Markets SAC Fund II Ltd — EQC Biotech Sely S Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 4 of 12

(1)	Names of reporting persons EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 316,163 (1)
	(8)	Shared voting power 0 (See Item 5)
	(9)	Sole dispositive power 316,163 (1)
	(10)	Shared dispositive power 0 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 316,163 (See Item 5) (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.6% (See Item 5) (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.
(2)

Calculated based upon (a) 19,572,568 shares of Common Stock issued and outstanding as of August 10, 2018, as represented in the Company’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2018, and (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 5 of 12

(1)	Names of reporting persons EQC Private Markets SAC Fund Ltd — EQC Biotech Sely II Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 6 of 12

(1)	Names of reporting persons EQC Private Markets II SAC Fund Ltd — EQC Biotech Sely III Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 58,208 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 58,208 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 58,208 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Less than 1% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)

Calculated based upon (a) 19,572,568 shares of Common Stock issued and outstanding as of August 10, 2018, as represented in the Company’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 7 of 12

(1)	Names of reporting persons Varibobi Financial Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343 (See Item 5)
	(8)	Shared voting power 0 (see Item 5)
	(9)	Sole dispositive power 3,343 (See Item 5)
	(10)	Shared dispositive power 0 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,443 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Less than 1%. (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)

Calculated based upon (a) 19,572,568 shares of Common Stock issued and outstanding as of August 10, 2018, as represented in the Company’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2018, and (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 8 of 12

(1)	Names of reporting persons Daniel Tafur
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 19,586 (See Item 5)
	(8)	Shared voting power 643,257 (See Item 5)
	(9)	Sole dispositive power 19,586 (See Item 5)
	(10)	Shared dispositive power 643,257
(11)	Aggregate amount beneficially owned by each reporting person 662,843 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.3% (See Item 5) (1)
(14)	Type of reporting person (see instructions) IN

(1)

Calculated based upon (a) 19,572,568 shares of Common Stock issued and outstanding as of August 10, 2018, as represented in the Company’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2018, and (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 9 of 12

(1)	Names of reporting persons Fabio López
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 27,071
	(8)	Shared voting power 646,600 (See Item 5)
	(9)	Sole dispositive power 27,071
	(10)	Shared dispositive power 646,600 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 673,671 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.4% (See Item 5) (1)
(14)	Type of reporting person (see instructions) IN

(1)

Calculated based upon (a) 19,572,568 shares of Common Stock issued and outstanding as of August 10, 2018, as represented in the Company’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on August 14, 2018, (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund, and (c) 1,222 shares of Common Stock issuable upon exercise of options which have vested.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2018, as amended by the Schedule 13D/A filed with the SEC on March 13, 2108 and further amended by the Schedule 13D/A filed with the SEC on July 23, 2018 (collectively, the “Schedule 13D”). This Amendment No. 3 is being filed to reflect the decrease in beneficial ownership of the Reporting Persons resulting from an in-kind, pro rata distribution of all the shares of Common Stock held by each of EQC Private Markets SAC Fund II Ltd. — EQC Biotech Sely S Fund, EQC Private Markets SAC Fund Ltd. — EQC Biotech Sely I Fund and EQC Private Markets SAC Fund Ltd — EQC Biotech Sely II Fund to the partners of such funds. Except as specifically amended by this Amendment No. 3, each Item of the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 3 amends Item 2 and Item 5 as set forth below. As set forth below, as a result of the transactions described herein, on September 24, 2018 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by amending and restating the fourth paragraph in its entirety as follows:

“Equilibria is the investment manager of each of the EQC Funds, of EQC Private Markets SAC Fund Ltd.—EQC Select Opportunities Fund, a Bermuda mutual fund company (“EQC Select”), and of EQC Avance Global Fund Ltd., Bermuda mutual fund company (“EQC Avance”).”

Item 2 of the Schedule 13D is hereby amended by amending and restating the sixth paragraph in its entirety as follows:

“Mr. López is the sole owner of Varibobi. Mr. López’s business address is One Bermudiana Road, Hamilton, Bermuda HM08. Mr. López is the chief executive officer, an owner and a director of Equilibria. Mr. López is a citizen of Spain.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows

(a)-(b) The information contained on the cover pages of this Statement is incorporated herein by reference.

The shares reported on the cover page of this Statement include (i) 257,385 shares of Common Stock held of record by Equilibria Capital Management Limited, a Bermuda limited liability company (“Equilibria”), (ii) 316,163 shares issuable upon exercise of warrants to purchase Common Stock held by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund, a Bermuda mutual fund company (“Sely I”), (iii) 9,762 shares held of record by EQC Private Markets SAC Fund Ltd.—EQC Select Opportunities Fund, a Bermuda mutual fund company (“EQC Select”) received in the distribution, (iv) 1,739 shares held of record by EQC Avance Global Fund Ltd., Bermuda mutual fund company (“EQC Avance”) received in the distribution, (v) 58,208 shares held of record by EQC Private Markets II SAC Fund Ltd—EQC Biotech Sely III Fund, a Bermuda mutual fund company (“Sely III”), (vi) 3,343 shares held by Varibobi Financial Holdings Limited, a Cyprus limited liability company (“Varibobi”), (vii) 1,222 shares issuable upon the exercise of options held by Mr. Lopez and (viii) 3,343 shares held by Daniel Tafur. EQC Private Markets SAC Fund II Ltd—EQC Biotech Sely S Fund (“Sely S”), a Bermuda mutual fund company; EQC Private Markets SAC Fund Ltd—EQC Biotech Sely II Fund (“Sely II”), Sely I, and Sely III are referred to collectively as the “EQC Funds”. Equilibria is the investment manager of each of the EQC Funds, EQC Select, and EQC Avance, and may be deemed to beneficially own the shares of Common Stock held by such persons. Varibobi is an owner of Equilibria and may be deemed to beneficially own the shares held by Equilibria, the EQC Funds, EQC Select, and EQC Avance. Fabio López is the owner of Varibobi and the chief executive officer, a director and owner of Equilibria and may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by Varibobi, Equilibria, the EQC Funds, EQC Avance, and EQC Select. Mr. Tafur is chief investment officer, founder and board member of Equilibria and may be deemed to be the indirect beneficial owner of shares of Common Stock beneficially owned by Equilibria, the EQC Funds, EQC Select, and EQC Avance. Varibobi, Mr. López and Mr. Tafur each disclaim such beneficial ownership, except to the extent of its or his pecuniary interest in such shares.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 11 of 12

Except for Mr. Tafur and Mr. López, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock.

(c) Except as described in this Amendment No. 3, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Not applicable.

(e) As a result of the transactions described herein, on September 24, 2018 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EQUILIBRIA CAPITAL MANAGEMENT LIMITED

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Chief Investment Officer

EQC PRIVATE MARKETS SAC FUND II LTD — EQC BIOTECH SELY S FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS SAC FUND LTD — EQC BIOTECH SELY I FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS SAC FUND LTD — EQC BIOTECH SELY II FUND

By:	/s/ Daniel Tafur
Name:	Mr. Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS II SAC FUND LTD — EQC BIOTECH SELY III FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

VARIBOBI FINANCIAL HOLDINGS LTD.

By:	/s/ Fabio López
Name:	Fabio López
Title:	Sole Owner

MR. DANIEL TAFUR

/s/ Daniel Tafur

MR. FABIO LÓPEZ

/s/ Fabio López

Dated: October 9, 2018